RC 9/13

AH 9/5/2002

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02054080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2002 WASH. D.C. 180

SEC FILE NUMBER
8-37061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox & Company Investments,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6232 North 32nd Street
(No. and Street)

Phoenix (City) Arizona (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Moldermaker (602) 971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evers & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

1110 E. Missouri, Suite #340 (Address) Phoenix (City) Arizona (State) 85014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Moldermaker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox & Company Investments, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Mary L Banicki
Expires July 25, 2004

Mary L Banicki
Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of (Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Fox & Company Investments, Inc.

We have audited the accompanying statement of financial condition of Fox & Company Investments, Inc., as of June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Company Investments, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(c) to the financial statements, the Company changed its method of recording securities transactions from the settlement date to the trade date.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole except for the uncertainty relating to the classification of the insurance receivable as an allowable asset for net capital calculation purposes as discussed in Note 2 to the financial statements.

As described in note 2 to the financial statements, there is an uncertainty as to whether the receivable from the insurance company is an allowable asset for net capital computation purposes. Certain officials at the National Association of Securities Dealers (NASD) stated that the receivable is not an allowable asset however, to date there has been no formal action brought against the Company. If the NASD disallows the asset for net capital computation purposes, the Company will not be in

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

compliance with the net capital rules under 15c3-1 of the Securities and Exchange Commission. If the Company cannot satisfactorily cure the potential net capital deficiency, there is substantial doubt about its ability to continue as a going concern. Management's plans with regard to this matter are also described in note 2 to the financial statements. The accompanying financial statements have been prepared assuming the company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty

Evers & Company, Ltd.

August 16, 2002

FOX & COMPANY INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2002

ASSETS

Assets	
Cash in bank	$ 1,038,348
Cash on deposit with clearing organization	500,389
Securities owned:	
Marketable, at market value	328,608
Not readily marketable, at cost	20,100
Receivable from insurance company	650,000
Receivable from mutual funds	119,548
Other receivables - net of allowance for doubtful accounts of $96,314	85,914
Due from firm clearing	54,077
Prepaid expenses	161,750
Furniture and equipment - net of accumulated depreciation of $97,100	55,972
	$ 3,014,706

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Contingent Arbitration	$ 1,017,046
Payable to clearing organization	678,614
Accounts payable	132,783
Commissions payable	98,029
Accrued expenses	31,621
	1,958,093
Stockholder's equity	
Common stock - $.01 par value - authorized 1,000,000 shares - issued 500,000 shares	5,000
Additional paid-in capital	629,745
Retained earnings	421,868
	1,056,613
	$ 3,014,706

See accompanying notes to financial statements.

FOX & COMPANY INVESTMENTS, INC.
Statement of Operations
For the Year Ended June 30, 2002

Revenues	
Commissions	$ 5,070,973
Interest	22,262
Trading profits	41,596
Miscellaneous income	42,175
	5,177,006
Expenses	
Commissions	3,487,849
Occupancy and equipment costs	434,750
Clearing Fees	377,467
Employee Compensation	332,188
Arbitration award	367,046
Insurance	158,874
Dues and subscriptions	68,460
Communications	65,081
Regulatory fees and expenses	60,923
Legal and professional	33,642
Depreciation	25,962
Advertising	2,782
Other expenses	231,040
	5,646,064
Net loss before change in accounting principle and income taxes	(469,058)
Cumulative effect - change in accounting principle	13,693
Recovery (Provision) - income taxes	
Current	82,950
Deferred	(140,000)
	(57,050)
Net loss	$ (512,415)

See accompanying notes to financial statements.

FOX & COMPANY INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, July 1, 2001	$ 5,000	45,245	934,283	984,528
Additional capital contributed		584,500		584,500
Net loss for the year ended June 30, 2002	-	-	(512,415)	(512,415)
Balance, June 30, 2002	$ 5,000	629,745	421,868	1,056,613

See accompanying notes to financial statements.

FOX & COMPANY INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net loss	$ (512,415)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	25,962
Increase (decrease) in cash resulting from changes in:	
Deposits with clearing organizations	862
Receivable from clearing organization	(54,077)
Receivable from affiliates	203,651
Receivable from mutual funds	(38,329)
Receivable from insurance company	(650,000)
Prepaid expenses	(151,622)
Deferred tax asset	140,000
Miscellaneous receivable	(33,242)
Securities owned, marketable	101,927
Contingent arbitration	1,017,046
Payable to clearing organization	(61,963)
Commissions payable	26,363
Accounts payable	108,996
Accrued expenses	(62,433)
Net cash provided by operating activities	60,726
Cash flows used in investing activities:	
Purchase of furniture and equipment	(8,717)
Cash flows provided by financing activities:	
Additional capital received	584,500
Net increase in cash and cash equivalents	636,509
Cash and cash equivalents at beginning of year	401,839
Cash and cash equivalents at end of year	$ 1,038,348
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 50
Cash paid during the year for interest	$ 2,995

See accompanying notes to financial statements.

1. Summary of significant accounting policies

a. Basis of presentation

Fox & Company Investments, Inc. (the Company) conducts business as a securities broker-dealer in Phoenix, Arizona with nine branch offices in various states. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2002, there is no difference between the Company's net income and comprehensive income.

b. Cash equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

c. Securities

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Prior to June 30, 2001, the Company recorded transactions on a settlement date basis. The change in recording transactions from settlement date to trade date was $13,693 and has been recorded as a cumulative effect in a change in accounting principle.

d. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods.

1. <u>Summary of significant accounting policies, continued</u>

e. <u>Income taxes</u>

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

f. <u>Advertising</u>

Advertising costs are expensed as incurred.

2. <u>Operating uncertainty</u>

As discussed in Note 10 to the financial statements, the Company lost an arbitration hearing in December of 2001 and the Company filed a petition to vacate the arbitration award. The Company recorded the judgment of $955,000, plus forum fees and accrued interest at 6% as a liability. The Company has also recorded a receivable of $650,000 for the estimated loss recoverable from its insurance carrier under an errors and omissions insurance policy. The Company has obtained a letter from the insurance company estimating the amount to be paid upon completion of the arbitration process.

Management believes that the receivable from the insurance company is an allowable asset in accordance with the rules promulgated by the Securities and Exchange Commission for securities broker dealers. However, certain officials at the National Association of Securities Dealers (NASD) have stated that they will not allow the receivable to be recorded as an asset for purposes of the net capital computation. The Company and its insurance carrier have provided information to the NASD to comply with their requests related to the receivable. To date no formal action has been brought against the Company. Management intends to vigorously defend its position.

If the NASD disallows the asset for net capital purposes, the Company will not be in compliance with the net capital rules under 15c3-1 of the Securities and Exchange Commission (SEC). The sole stockholder of the Company has represented that he intends to contribute additional capital to cure the net capital deficiency, if necessary.

3. Securities owned

Securities owned, at market value are carried at quoted market values. At June 30, 2002, securities owned, at market value were comprised of the following:

	Cost	Market Value
Common Stock	$ 752,718	327,105
Nonconvertible debt securities	16,275	-
Exempted Securities	3,650	1,100
Government Obligations	471	403
	$ 773,114	328,608

Securities owned, not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of NASDAQ warrants with a cost basis of $20,100, which approximates fair market value.

4. Income taxes

Deferred tax assets arose from differences in the tax and financial statement basis of the following assets assuming a combined federal and state tax rate of 38.5%:

Arbitration settlement	$ 140,000
Allowance for doubtful accounts	37,000
Net operating loss carryforward	34,000
Less valuation allowance	(211,000)
Total	$ -

The Company has a net operating loss carryforward of approximately $89,000, which is available to reduce future taxable income. The loss carryforwards expire between June 30, 2021 and 2022 for federal tax purposes and between June 30, 2006 and 2007 for state tax purposes.

A valuation allowance has been established to offset the benefit of deferred tax assets since the Company has not been profitable for several years and due to the uncertainty described in note 2. The valuation allowance increased by $211,000 for the year ended June 30, 2002.

5. Profit sharing plan

The Company has a defined contribution plan covering substantially all of its employees. Contributions to the plan are at the discretion of the board of directors of the Company. For the year ended June 30, 2002, the board of directors elected not the make a contribution to the plan.

6. Net capital

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2002, the Company had a net capital of $665,447, which was $415,447 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.94 to 1. As described in Note 2 to the financial statements, there is an uncertainty regarding the allowability of the receivable from the insurance company, which if disallowed, would significantly impact net capital and the net capital ratios.

7. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for automobiles and equipment at June 30, 2002 are as follows:

Years ending June 30,	
2003	$ 19,092
2004	9,534
2005	7,106
	$ 35,732

The Company is currently leasing satellite office facilities on a month-to-month basis for approximately $1,875 a month.

The Company is required to maintain a clearing deposit with the clearing organizations, in the amount of $500,000.

8. Credit risk

Although certain customers with margin accounts are cleared by another broker/dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

8. Credit risk, continued

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of federally insured limits in the amount of $964,726.

9. Related party activity

The Company is currently leasing office facilities from a related party on a month-to-month basis. Total rent paid for this agreement was $188,213, for the year ended June 30, 2002.

The same related party paid the Company $212,000 during the year to repay a debt owed to the Company.

The sole stockholder of the Company contributed $584,500 in additional capital for the year ended June 30, 2002.

10. Arbitration

Former clients of the Company brought an arbitration action against the Company, its president, one of its former registered representatives and it's clearing firm, in December of 1998. The former clients asserted various claims of wrongdoing including churning, failure to execute a customer order, and related claims. After the arbitration hearing on December 27, 2001, the panel issued an award granting a total of $955,000 to the former clients. The Company is jointly and severally liable for the award, along with the other respondents in the arbitration.

On January 25, 2002, the Company filed a petition in the United States District Court for the Western District of New York seeking to vacate the award. The former clients cross-moved to confirm the award. At this time, the petition remains pending and the Company's legal counsel is unable to express an opinion as to the likely outcome of the petition. The award and forum fees totaling $983,992 plus accrued interest in the amount of $33,054 was accrued by the Company and is recorded as a liability at June 30, 2002.

10. Arbitration, continued

The Company has an errors and omission insurance policy, which has an individual claim limit of $1,000,000 and $2,000,000 of aggregate insurance coverage. The Company has received a letter from the insurance company stating that the policy proceeds will be based upon the Company's remaining policy limits. This amount is to be due and payable upon exhaustion of all available appeals processes or similar procedures and a determination of liability against the Company. The Company's legal counsel estimated the remaining policy limits, net of legal fees to complete the arbitration process, would be approximately $650,000. The Company recorded an insurance claim receivable of $650,000 at June 30, 2002. However, this amount may be further eroded due to additional defense costs if the award is appealed.

Schedule I

FOX & COMPANY INVESTMENTS, INC.
As of June 30, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total ownership equity qualified for net capital		$ 1,056,613
Nonallowable assets		
Prepaid expenses	161,750	
Other receivable	85,914	
Property and equipment	55,972	
Securities, not readily marketable	20,100	
Total deductions		323,736
Net capital before haircut on securities		732,877
Haircut on securities		
Stocks	49,066	
Undue concentration	11,470	
Money market	6,051	
Exempted securities	440	
Municipal securities	403	
Total haircuts on security positions		67,430
Net capital		$ 665,447
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 1,958,093
Computation of basic net capital		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 130,540
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess Net capital		$ 415,447
Excess net capital at 1000%		$ 469,638
Ratio: Aggregate indebtedness to net capital		2.94 to 1

See note 2 to the financial statements regarding the net capital uncertainty.

Schedule I, continued

FOX & COMPANY INVESTMENTS, INC.
As of June 30, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Continued

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as June 30, 2002

Net capital per focus report		$	1,036,565
Changes resulting from audit adjustments:			
Increase in cash	1,577		
Increase in accounts receivable	77,560		
Decrease in receivable from insurance company	(72,653)		
Decrease in marketable securities owned at market value	(37,811)		
Increase in due from firm clearing	50,423		
Increase in due to firm clearing	(203,436)		
Increase in payable	(118,959)		
Increase in commissions payable	(64,564)		
Increase in accrued expenses	(18,967)		
Decrease in haircut on securities	12,058		
Decrease in firm inventory short positions	3,654		
			(371,118)
Net capital per audit report		$	665,447

Schedule II

FOX & COMPANY INVESTMENTS, INC.
As of June 30, 2002

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fox & Company Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fox & Company Investments, Inc. (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our report, dated August 16, 2002 described an uncertainty related to the computation of net capital.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5, continued

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

We noted other matters involving internal controls and their operations that we have reported to the management of Fox & Company Investments, Inc. in a separate communication dated August 16, 2002.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, Ltd.

August 16, 2002

FOX & COMPANY INVESTMENTS, INC.

Financial Statements

June 30, 2002